SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) would like to inform its shareholders and the public at large that its subsidiary CSN Madeira Lda. ("CSN Madeira") has entered, on the date hereof, into a derivative transaction known in the market as Total Return Equity Swap with a first tier financial institution ("Counterparty"),which transaction has the scope of exchanging the return on assets (swap).  The obligations of CSN Madeira are guaranteed by CSN.  The transaction will substitute for previous swap transactions referenced in a similar number of ADRs of CSN which will mature on July 31, 2008.

Pursuant to the terms of the transaction, CSN Madeira will owe Counterparty a LIBOR-based interest rate on a notional amount corresponding to the average price of approximately 29.7 million American Depositary Receipts ("ADRs") representing common stock of CSN ("Notional Amount"), and the Counterparty will owe CSN an amount corresponding to the appreciation of the ADRs forming the Notional Amount and to the dividends allocated to such ADRs.

CSN Madeira will not have any voting right in respect of the ADRs or its underlying CSN shares forming the Notional Amount.

This financial investment reflects the perception of CSN management as to the potential for appreciation of its stock.  However, like in any other financial investment, potential gains or losses will depend on the financial and capital market conditions upon maturity of the transaction and on the market value of CSN's common stock.

CSN believes that the counterparties (and/or their affiliates) to the swaps maturing this month and the new swap transactions may operate in the markets where CSN's shares or ADRs are traded in order to unwind and initiate hedge positions for each counterparty’s exposure under its respective swap agreements.  It is not possible to predict, at this moment, the effect of these market activities on the trading prices of CSN's shares and/or ADRs.

Rio de Janeiro, July 11, 2008.

Companhia Siderúrgica Nacional

Otávio de Garcia Lazcano
Diretor Executivo de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.